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                                   EXHIBIT 5.1

                           [COOLEY GODWARD LETTERHEAD]


August 30, 2000

Coulter Pharmaceutical, Inc.
600 Gateway Boulevard
South San Francisco, CA  94080

Dear Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Coulter Pharmaceutical, Inc. (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering the offering for resale of 1,655,000 shares of the Company's Common Stock (the "Shares"), with a par value of $0.001, issued in connection with that certain Stock Purchase Agreement by and between the Company and the purchasers named therein.

In connection with this opinion, we have examined the Registration Statement, the Company's Certificate of Incorporation and Bylaws, as amended, the resolutions adopted by the Finance Committee of the Board of Directors of the Company on August 30, 2000, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares are validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Sincerely,

COOLEY GODWARD LLP



By:  /s/ James C. Kitch
   ------------------------------------------
         James C. Kitch